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                                                                      EXHIBIT 18


Standard Automotive Corporation
321 Valley Road
Hillsborough, NJ  08844

Re: Form 10-K Report for the year ended March 31, 2001

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

Prior to January 1, 2001, Standard Automotive Corporation (the "Company") recognized revenue on sales of truck chassis manufactured by an operating entity in the Truck Body/Trailer Division using the "bill and hold" method of accounting. This method was employed because, based on the customer's request, the Company manufactured and segregated truck chassis for delivery based on the customers predetermined needs. The Company believes these arrangements met all of the requirements of Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101") regarding "bill and hold" sales. In the fourth quarter of fiscal 2001, the Company changed it's accounting policy for revenue recognition with respect to these sales to record revenue after receipt of the chassis by the customer. The Company believes the administrative effort to maintain the former policy was too burdensome and not cost effective for the Company or its customers. Accordingly the Company will recognize revenue on these types of sales when the customer takes physical possession of the chassis.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those relating to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,


Arthur Andersen LLP